Filed by UGI Corporation Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: AmeriGas Partners, L.P. Commission File No. 001-13692 Date: April 11, 2019

About This Presentation This presentation contains certain forward-looking statements that management believes to be reasonable as of today’s date only. Actual results may differ significantly because of risks and uncertainties that are difficult to predict and many of which are beyond management’s control. You should read UGI’s Annual Report on Form 10-K for a more extensive list of factors that could affect results. Among them are adverse weather conditions, cost volatility and availability of all energy products, including propane, natural gas, electricity and fuel oil, increased customer conservation measures, the impact of pending and future legal proceedings, continued analysis of recent tax legislation, liability for uninsured claims and for claims in excess of insurance coverage, domestic and international political, regulatory and economic conditions in the United States, Europe, and in other foreign countries, including the current conflicts in the Middle East, and foreign currency exchange rate fluctuations (particularly the euro), changes in Marcellus Shale gas production, the availability, timing and success of our acquisitions, commercial initiatives and investments to grow our business, our ability to successfully integrate acquired businesses and achieve anticipated synergies, and the interruption, disruption, failure, malfunction or breach of our information technology systems, including due to cyber-attack.  UGI undertakes no obligation to release revisions to its forward-looking statements to reflect events or circumstances occurring after today.

Use of Non-GAAP Measures In this presentation, Management uses certain non-GAAP financial measures, including UGI Corporation adjusted earnings per share, UGI Corporation Free Cash Flow, Midstream & Marketing Total Margin, UGI International Total Margin, and UGI France and AmeriGas Unit Margins. These financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measures. Management believes the presentation of these non-GAAP financial measures provide useful information to investors to more effectively evaluate period-over-period earnings, profitability and cash flow generation of the Company’s businesses.  Reconciliations of these non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP are presented in the Appendix of this presentation

Corporate Overview

UGI Corporation is a distributor and marketer of energy products and services including natural gas, propane, butane, and electricity

Natural Gas

Utilities
Natural gas & electric utilities
Serving ~700,000 total customers

Midstream & Marketing
Energy marketing, midstream, and power generation in the Eastern U.S.

Global LPG

AmeriGas Propane
LPG distribution in all 50 states.
Master Limited Partnership

UGI International
LPG distribution in 17 countries
Energy marketing in 4 countries

UGI CORPORATION
4

A Compelling Value Proposition Outstanding cash generation Clear path to growth Strong track record of disciplined capital deployment and meeting our commitments Highest 10-year free cash flow as a % of EBITDA among Multi-Utilities in the S&P Utilities index Strong and growing natural gas demand Utility rate base and customer growth Marcellus-based infrastructure National Accounts and Cylinder Exchange Targeted M&A LNG and energy marketing expansion Broadening of activities in Europe Commitment FY 13-18 Actual Adjusted EPS1 6-10% 11.2% Dividend 4% 6.8% Adjusted EPS is a non-GAAP measure. See Appendix for reconciliation.

Core Strategic Principles Minimize commodity exposure Maintain strong balance sheet Reduce weather dependence over time Push boundaries of core business Reduce P&L currency exchange rate volatility Distribution and services business, marketing volume hedged back-to-back, LPG customer volume hedged as service offering Outstanding cash flow, no debt at corporate level, additional debt capacity Growing fee-based margin, AmeriGas Cylinder Exchange is counter-seasonal, National Accounts is less weather-dependent, increasing Utility fixed charges in base rate cases Expanded into energy marketing in Europe, established portable LNG, entered Italian market LPG market Utilize a layered, three-year Fx hedging program to shave “peaks and valleys” caused by currency fluctuations

Strongest Cash Flow Among Sector Peers UGI Free Cash Flow = Cash Provided by Operations less Capital Expenditures and less Distributions on AmeriGas Partners Publically Held Units. Free cash flow is a non-GAAP measure. Please see appendix for reconciliation. S&P Utilities Index – Multi-Utilities 18%

Meeting our Commitments – EPS Growth Earnings per share (EPS) for 1998 – 2009 represents GAAP EPS, adjusted for stock splits. 2010-2018 EPS represents Adjusted EPS which is a non-GAAP measure. Please see appendix for reconciliation.

UGI to Increase Dividend by 25% 1Dividends per share, adjusted for stock splits. 2 Payable in FY20. Annualized for 25% dividend increase scheduled in FY19 in conjunction with APU transaction Two part increase $0.16 increase to next quarterly dividend and an additional $0.10 following the closing of the transaction Red circles indicate dividend increases above 10%

Record Capital Deployment CAPEX expected to increase to ~$900 million in FY20

Outperformance Driven by Cadence of Disciplined Investments Entered Europe Auburn I Project Began Cylinder Exchange Columbia Propane Acquisition Acquired utility operations of PG Energy Acquired gas utility operations of PPL Auburn II Project PennEast Pipeline Announced Finagaz acquisition nearly doubles volume in France Manning LNG Project Sunbury Pipeline project Acquired TXU Corp’s NE gas marketing operation Entered France Heritage acquisition 1 BCF expansion of Temple LNG Union Dale Pipeline Project Total Shareholder Return CAGR (as of 12/31/18) 1 Year 5 Year 10 Year 20 Year UGI Corp 15.9% 16.7% 15.8% 16.3% S&P 500 -4.4% 8.5% 13.1% 5.6% S&P 500 Utilities 4.1% 10.7% 15.8% 6.5% S&P 400 Midcap -11.1% 6.0% 13.7% 9.0%

AmeriGas Transaction Summary UGI Corp (NYSE: UGI) has executed a definitive agreement to acquire the 69.2 million common units of AmeriGas Partners, L.P. (NYSE: APU) not already owned by UGI for a total transaction value of approximately $4.6 billion1 AmeriGas unitholders will receive 0.500 shares of UGI plus $7.63 in cash for each common unit of AmeriGas Implies a 21.9% premium to AmeriGas’ 30-day volume weighted average price and 13.5% premium to April 1, 2019 closing price Allows UGI to increase its dividend by 25%; 15% increase to the next quarterly dividend and the remaining 10% following transaction close All existing debt at AmeriGas will remain outstanding at close Transaction results in a significant step up in basis to UGI and is taxable to APU common unitholders2 Transaction expected to close in FY19 Q4 The transaction has been approved by the Boards of UGI and the general partner of AmeriGas (the “General Partner”) as well as the General Partner’s Audit Committee, comprised solely of independent directors Requires approval from a majority of AmeriGas’ outstanding common units 1Please see appendix for components of the transaction value 2Taxes paid will vary depending on individual common unitholder tax attributes

Cash Engine Drives Future EPS and Dividend Growth $1.1 - $1.4 Billion Cash from Operations 62% Propane 38% Nat Gas $150M - $200M Financing All figures represent multi-year average targets. $950M - $1.28B 3% - 6% 3% - 4% UGI Dividends and Share Repurchase Capital Expenditures, M&A & Other Base Business & Regulatory Earnings Growth Investment Capital and M&A Earnings Growth 6% - 10% EPS Growth and 4% Dividend Growth Free Cash Flow increases over $200 million $300M - $325M

Business Overview UGI Utilities (gas, ~642,000 customers) UGI Electric (electric, ~62,000 customers) Gas Utility Electric Utility 1 Based on total customers Regulated gas & electric utilities serving over 700,000 customers gas utility in Pennsylvania1 serving 44 of 67 counties 2nd Largest Service territories lie within or adjacent to the Marcellus Shale production area Most contemporary distribution system in Pennsylvania

Over 90% of UGI Utilities natural gas sourced from the Marcellus Shale Marcellus natural gas priced at over 29% discount to NYMEX during FY18 Strong demand for natural gas (conversions, power generation, etc.) Favorable environment for economic development Significant value for customers Collectively, our customers paid ~$615MM less in 2018 than in 2008 Average residential customer saved ~$1,000 in fiscal year 2018 vs. heating oil customers Marcellus Advantage Natural Gas Electric Marcellus Shale Area

Marcellus Gas Driving Growth in PA Natural Gas Delivered to Customers in PA PA Natural Gas Delivered to Electric Power Customers Source: Energy Information Administration UTILITIES

Capital Investment Drives Rate Base Growth Capital Investment Rate Base Growth $380-$420/year Capital Drivers FY19 – FY22 ($1.6B in planned capital spend) Gradually increase infrastructure replacement and building and grounds investment IT upgrade (Asset Management, Geographic Information Systems, Work Management) FY13 – FY18 CAGR: 7% FY18 - FY22 CAGR: 13%

Annual Customer Growth 258,600 customers added 1999 - 2018

Peak Day Growth Peak day demand growth driven by above average customer growth, power generation and large commercial & industrial customers Peak Day Demand expected to increase by 10% 2018-2028 Demand for new services expected to increase 38% in same period Assumes existing service agreements are renewed

Commodity Marketing Midstream Assets Electricity Generation Serving 13,000 residential, commercial, and industrial customers on 41 gas utility systems and 20 electric utility systems Nearly 200 miles of pipeline 15 MMDth of natural gas storage ~2 MMDth LNG and propane storage used to support liquefaction and vaporization peak shaving ~300 MWs of electric generation capacity Significant assets in the Marcellus Shale – well positioned to participate in the build-out and serve growing natural gas demand through a broad range of investments Business Overview

Midstream Assets Overview LNG Peaking: Temple LNG (205,000 Dth/day vaporization, 1.25 MMdth storage) Manning liquefaction (10,000 to 15,000 Dth/day) Steelton vaporization (65,000 Dth/day) Bethlehem vaporization (70,000 Dth/day) Portable LNG vaporization (15,000 Dth/day) Built Pipeline capacity: Auburn system (470,000 Dth/day) Sunbury Pipeline (200,000 Dth/day) Union Dale (100,000 Dth/day) Texas Creek (200,000 Dth/day) Ponderosa (33,000 Dth/day) Storage: 15 MMdth natural gas storage

Midstream – PennEast Pipeline

System Highlights

- Connecting abundant Marcellus gas supply to high-value southeastern PA and western NJ markets
  - 120 Mile, 36” diameter, $1.0+ billion interstate pipeline
- Partnership between UGI (project manager), Spectra Energy Partners, Southern Company Gas, New Jersey Resources, South Jersey Industries
- System capable of moving 1.1 Bcf/d to multiple end markets:
  - Awaiting approvals to proceed in PA and NJ

PennEast Pipeline (Red)


Susquehanna
Tennessee
Wayne
Sullivan
Millennium
Lackawanna
Transco
Pike
Luzerne
Compressor: 47,700 HP (ISO)
Sussex
Montour
Columbia
Monroe
PennEast Pipeline
Warren
Morris
Northumberland
Schuylkill
Northampton
Lehigh
Hunterdon
Algonquin
Texas Eastern
Berks
Lebanon
Bucks
Columbia
Transco
Southern Company Gas
NJR Pipeline
SJI
Spectra Energy Partners
UGI Energy Services
Southern Company Gas
NJR Pipeline Company
South Jersey Industries
Spectra/ Enbridge
UGI Energy Services

ENERGY SERVICES

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Cumulative Capital Investment

Fee-Based Margin All Other Margin Fee-Based Income Stabilizes Earnings 1Margin is a non-GAAP measure. Please see appendix for reconciliation. 2013 Margin1 Anticipated 2022 Margin

Diversified Portfolio – Natural Synergy Midstream Commodity Marketing Supply (Wholesale/Asset Management)

UGI International Overview


kosan gas
AVANTI GAS
AmeriGas
antargaz
FLAGA
FINAGAZ
UniverGas

LPG Distribution

LPG Distribution and Energy Marketing

Operations in 17 Countries

~550,000 Total Customers

LPG Distribution

~1 Billion gallons
of LPG sold in FY 2018

Largest distributor in France, Austria, Belgium, Denmark, Luxembourg, and Hungary

18.5 million cylinders in circulation

Over **500,000** bulk customers

Energy Marketing

~28 BCF
of natural gas sold in FY 2018

~5% of 2018 total margin

INTERNATIONAL

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Evolution – Major Acquisitions 1999 Austria Czech Republic Slovakia 2001 France 2006 Hungary Poland Romania 2010 Denmark 2011 Belgium Finland Luxembourg Norway Sweden Netherlands United Kingdom 2017 Italy 2018: 886MM retail gallons 1999: ~44MM retail gallons $0.87 FY 18 Adjusted EPS1 1999 2001 (20%) 2004 (100%) 2010 2011 2015 2017 2017 Major Acquisitions 2004 Switzerland 1Adjusted EPS is a non-GAAP measure. See appendix for reconciliation.

Track Record of Margin Management Unit margin is a non-GAAP measure. Please see appendix for reconciliation.

Strategically located LPG Supply Assets Provide Flexibility



Import terminal - SEA
Import terminal - PIPELINE
Import terminal - RAILCARS
Terminal - REFINERY
Depots / Railheads / Storage
Intra-Europe trade flows are increasing
Imports from outside Europe growing (43% of consumption in 2017), particularly from US
Hamina
Mossmorran
Esbjerg
Stanlow
Malaszewicze
Norgal
Slawkow
Donges
FR: 40+ depots
Halmeu
Ambes
Lavera

- UGI stores LPG at various storage facilities and terminals across UGI
  - Ownership interests in 10 primary storage facilities and over 70 secondary storage facilities
- Manages extensive logistics and transportation network

INTERNATIONAL

32

Energy Marketing – A Focused Strategy Our primary focus is on Small and Medium Enterprises (SME) Offer customer-focused solutions Support customers in energy purchase decisions Fixed price requirement contracts hedged back to back to mitigate risk FY18 GWh by Energy Type Total (Gas and Power) Volume Split by Segment

Energy Marketing – Renewable Portfolio Our Energy Marketing business has a significant position in renewable energy including production through Wind and Solar Installed 400MW Wind Installed 70MW solar Generating power equivalent to 40% of the total power demand of our electric customer portfolio Additionally we undertake the planning and installation of Solar projects for our existing clients Currently we have completed more than 110 projects, installing approximately 30,000 solar panels on behalf of our customers

AmeriGas Overview

Largest LPG Distributor in U.S.[1]



Agriculture & Transport 8%
Residential Heating & Cooking 36%
Commercial / Industrial 38%
Motor Fuel 18%

~1.1 billion
retail gallons sold in FY18

1.7 million
customers



AmeriGas

Bulk Distribution
1mm tanks with 120 – 1,200 gallon capacity



National Accounts
Utilizing scale to serve regional and national customers



Cylinder Exchange
Portable tanks for barbecues and outdoor heating

[1] Based on volume of propane gallons distributed annually.

AMERIGAS
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Business Overview 36% Residential Heating & Cooking 38% Commercial / Industrial 8% Agriculture & Transport 18% Motor Fuel Represents approximate percentages

Significant Transportation & Logistics Network


12
Transflow Units
22
Terminals
920
PTI Trailers
Over 250
Propane Suppliers(a)
510
Rail Cars
~1,900
Distribution Locations
3,000
Bobtail Trucks
~1.7
Million Customers
AmeriGas AutoGas

Most flexible, reliable supply chain coverage in the retail propane industry

Ability to quickly focus flexible truck, rail and trans-loading assets to areas in need

AmeriGas Airborne

Specialized team from around the country that reacts quickly to keep propane supply moving during extreme weather

(a) Domestic and international suppliers

AMERIGAS

38

Technology to Drive Efficiency


AmeriGas
USDOT 388004
GVWR 33,000

- Efficiency benefits are implemented across a broad platform
- Improved distribution efficiency
  - Miles per stop improved 3% from FY17 and 7% from FY16
  - Low fuel deliveries improved 7% from FY17 and 16% from FY16
- Route planning and visualization
- Enhanced performance monitoring
- Technology-enabled marketing efforts
- Ability to identify coaching and training opportunities

AmeriMobile Routing
Cost Savings 2016-2018
$20MM

Real-time performance indicators facilitate deeper insight into day-to-day management

AMERIGAS
39

National Accounts Program Roughly 50% less weather sensitive than base business Customer-focused solution Best in class back office Turnkey installation options Unparalleled footprint Leverage AmeriGas scale 1,900 distribution points across all 50 states Technology improvements (distribution, route optimization, etc.) Delivering to over 50,000 Customer Locations 21% Volume increase since 2016

Cylinder Exchange Program – Key Attributes Product of Convenience Industry leader in automated vending Developing home delivery concept in FY19 Continue to optimize distribution National footprint 35 cylinder processing facilities Completed infrastructure upgrades to support recent growth

Appendix

UGI Corporation Adjusted Earnings Per Share

2018 UGI Corporation Adjusted EPS by Segment

UGI Corporation Free Cash Flow

($ in millions)

	Year Ended September 30,										
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Net Cash Provided By Operating Activities	$ 178.5	$ 141.9	$ 132.7	$ 203.5	$ 247.5	$ 249.1	$ 260.7	$ 437.7	$ 279.4	$ 456.2	$ 464.4
Less: Expenditures for property, plant, and equipment	(69.2)	(70.2)	(71.0)	(78.0)	(94.7)	(100.9)	(133.7)	(158.4)	(191.7)	(223.1)	(232.1)
Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units	$ 109.3	$ 71.7	$ 61.7	$ 125.5	$ 152.8	$ 148.2	$ 127.0	$ 279.3	$ 87.7	$ 233.1	$ 232.3
Less: Distributions on AmeriGas Partners Publically Held Common Units	(39.0)	(39.0)	(39.1)	(44.3)	(53.5)	(56.4)	(62.4)	(66.6)	(73.6)	(85.0)	(80.9)
UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Units	$ 70.3	$ 32.7	$ 22.6	$ 81.2	$ 99.3	$ 91.8	$ 64.6	$ 212.7	$ 14.1	$ 148.1	$ 151.4

	Year Ended September 30,									
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Net Cash Provided By Operating Activities	$ 665.0	$ 598.8	$ 554.7	$ 707.7	$ 801.5	$ 1,005.4	$ 1,163.8	$ 969.7	$ 964.4	$ 1,085.3
Less: Expenditures for property, plant, and equipment	(301.8)	(347.3)	(360.7)	(339.4)	(486.0)	(456.8)	(490.6)	(563.8)	(638.9)	(574.9)
Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units	$ 363.2	$ 251.5	$ 194.0	$ 368.3	$ 315.5	$ 548.6	$ 673.2	$ 405.9	$ 325.5	$ 510.4
Less: Distributions on AmeriGas Partners Publically Held Common Units	(90.4)	(89.1)	(93.7)	(181.7)	(226.5)	(237.7)	(248.9)	(257.3)	(261.6)	(263.0)
UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Units	$ 272.8	$ 162.4	$ 100.3	$ 186.6	$ 89.0	$ 310.9	$ 424.3	$ 148.6	$ 63.9	$ 247.4

UGI CORPORATION
45

Midstream & Marketing Total Margin ($ in millions) Margin excludes commodity derivative mark-to-market adjustments

AmeriGas Unit Margins ($ in thousands)

UGI International Total Margin ($ in millions) Margin excludes commodity derivative mark-to-market adjustments

UGI France Unit Margins ($ in thousands) Margin excludes commodity derivative mark-to-market adjustments